Sede legale: Piazza degli Affari, 2 – 20123 Milano

September 26, 2013

To:
Mr. Larry Spirgel - Assistant Director
Mr. Joseph M. Kempf – Senior Staff Accountant
Ms. Ivette Leon – Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for the fiscal year ended December 31, 2012 Filed April 16, 2013 File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated September 5, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of September 5, 2013 on the 2012 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

*******

Item 5. Operating and Financial Review and Prospects

Argentina, page 111

1.
We note from your risk factor discussion on page 11 that in practice the currency exchange controls in Argentina have substantially limited the ability of your Argentine operations to pay dividends and that further restrictions could limit your ability to make timely payment to foreign creditors and non-Argentine shareholders. In light of the contribution made by your Argentine segment to your operating profit / (loss), please disclose Argentina’s exchange controls and discuss their impact upon your operations in Management’s Discussion and Analysis. Further, with a view to improved disclosure, tell us your consideration of including in Management’s Discussion and Analysis disclosure of net monetary assets and liabilities by currency, and a discussion of the potential impact of a change in exchange rates.

Response:

As we explained on page 11 of our 2012 Form 20-F, there are currently no regulations in force in Argentina that prohibit the transfer of funds outside of Argentina arising either from the normal course of business in Argentina or from any dividend payment to foreign shareholders. However, since late 2011 and during 2012, the Argentine Government implemented a series of controls on foreign trade and capital flows, including requiring preapproval procedures for import of goods and services, aimed at maintaining reserve levels at the Central Bank of the Argentine Republic (“BCRA”) that are often used to fulfill payment obligations of public debt. Additionally, increased documentation and additional administrative steps were imposed for obtaining the approval to transfer funds abroad for payments to foreign suppliers.
At the same time, new measures were implemented to limit the purchase of foreign currency by private companies and individuals for saving purposes. These measures have limited the ability of individuals and companies to manage their exposure to exchange rate volatility.
As a result of these rules established by the Argentine Government, our Business Unit Argentina has experienced some delays in the procurement process of imported products, equipment and services necessary for its operations as well as in the payment of foreign suppliers. However, such delays have not had a material economic or operational impact on the normal course of business of our Business Unit Argentina during the period covered by our 2012 Form 20-F and through the filing with the SEC on April 16, 2013. It should be noted that: (i) our Business Unit Argentina had a positive net financial position during the fiscal years 2011 and 2012 and (ii) all collections and payments in foreign currency are made by our Argentine subsidiaries at the official Argentine Peso / U$S exchange rate, which is the same exchange rate applied for accounting purposes.

Additionally, Telecom Argentina’s annual shareholders’ meeting held on April 27, 2012 approved a cash dividend distribution of ARS 807 million (ARS 0.82 per ordinary share), which was paid in May 2012 to local and foreign shareholders, using in the latter case available US dollar funds coming from deposits in primary financial institutions held by our Argentine subsidiary.

At Telecom Argentina’s annual shareholders’ meeting held on April 23, 2013 and then adjourned to May 21, 2013, the shareholders approved the allocation of retained earnings for the year ended December 31, 2012 to various reserves, including a reserve for future cash dividends. The shareholders also authorized the Board of Directors of Telecom Argentina to release and distribute such reserve to shareholders in one or more occasions.

Although to date we do not believe the aforementioned restrictions have materially adversely affected our Business Unit Argentina, we continually monitor the situation in Argentina and the way that possible restrictions could affect our operations in the country.

Business Unit Argentina’s revenues were approximately 13% and 11% of our consolidated revenues for the year ended December 31, 2012 and 2011, respectively, while Business Unit Argentina’s operating income was approximately 11% of our consolidated operating income for the year ended December 31, 2012. For the year ended December 31, 2011, we had a Group operating loss and, therefore, the percentage is not meaningful.

At December 31, 2012, our Business Unit Argentina had an excess of monetary liabilities over monetary assets of ARS 1.0 billion. The related breakdown by currency unit is as follows: ARS 0.6 billion denominated in US$, ARS 0.1 billion denominated in Paraguayan Guarani, ARS 0.1 billion denominated in Euro and the remaining amount of ARS 0.2 billion directly denominated in Argentine Pesos.
In our future filings, unless the potential impact of a change in exchange rates would be immaterial, we will include the following additional disclosure in our Management’s Discussion and Analysis:
•	discussion of restrictions to move cash, including any exchange controls;
•	discussion of the impact of such restrictions on our operations;
•	quantification of the net monetary position by currency of our Business Unit Argentina.

Financial Statements

Principles of consolidation, page F-15

2.
We note that the International Monetary Fund and other parties have disputed the official inflation rate as calculated by the government of Argentina. As it appears that the actual inflation rate in Argentina may have exceeded 25% in each of the last several years, please tell us the inflation statistics you used to translate the foreign currencies of your Argentine operations. Tell us your consideration of the applicability of IAS 29 to the facts and circumstances of your Argentine operations. In your response please address each of the criteria of paragraph 3 of IAS 29.

Response:

We concluded that for the fiscal year 2012 IAS 29 (Financial reporting in hyperinflationary economies) was not applicable to our Argentine subsidiaries because certain conditions provided by paragraph 3 of IAS 29 were not met. In particular, in reaching our conclusions we referenced the following indicators:

(a)
the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power.
In Argentina most of the population earn their income in Argentine Pesos and spend it on consumption of non-durable products. Only a minor portion of the population, those which can use part of their income to create savings, prefers and has the ability to keep their wealth in non-monetary assets or in US dollars. That behavior is influenced by high levels of inflation experienced in the ’70s and ’80s.

(b)
the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency.
In Argentina most of the products and services are quoted in local currency. However certain specific goods, such as real estate, are quoted in US dollars, although this is not in response to the current economic situation, because real estate has been traded in such currency for many years (even in periods of low or no inflation). In addition, the price of some imported goods is also linked to changes in the exchange rate of the relevant foreign currency.

(c)
sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short.
In Argentina most sales and purchases on credit take place at the same price as cash payments. Additionally, many promotional campaigns offer the same price when payment is made in 12 monthly installments with credit cards without any interest charges for the customer.

(d)
interest rates, wages and prices are linked to a price index.
In Argentina price indexing has been prohibited under Argentine Law since the early ’90s. Wages and prices are adjusted by various factors, among others, offer and demand and expected level of inflation. Interest rates also depend on market liquidity.

(e)
the cumulative inflation rate over three years is approaching, or exceeds, 100%.
Based on the official statistics published by the Instituto Nacional de Estadísticas y Censos (“INDEC”), the accumulated consumer price index over the three-year period ended December 31, 2012 was 34.6%.

We are aware that the International Monetary Fund (“IMF”) has issued a declaration of censure and called on Argentina to adopt remedial measures to address the quality of the official Gross Domestic Product (“GDP”) and Consumer Price Index for Greater Buenos Aires (“CPI-GBA”) data. The measures applicable to the CPI-GBA and GDP aim to align these indicators to international statistical standards and guidelines that ensure accurate measurements.

Nevertheless, in the absence of any other objectively verifiable inflation data in Argentina that is sufficiently robust, widespread and internationally recognized, we feel that the only reliable data on which we can rely are the official statistics as calculated by the Argentine authorities.

Our conclusion on whether the Argentine economy should be considered highly inflationary under IFRS is consistent with the conclusion that the SEC staff informally expressed at meetings of the International Practices Task Force (“IPTF”) in November 2012 and May 2013. Presented below is an extract from the published minutes of the May 2013 meeting.

“The SEC staff has noted the IMF’s concerns on the accuracy of the CPI-GBA data. Given the apparent lack of any other objectively verifiable inflation data, and the relatively low level of reported three-year cumulative inflation, the SEC staff has not observed data to date that would support Argentina being considered highly-inflationary in 2013. The Task Force intends to continue to monitor the situation in Argentina.”

While the standards define a highly inflationary environment differently, we believe in this situation the answers would be the same under US GAAP and IFRS.

Below is a table showing the official statistics related to the Argentine operations:

•	Official Consumer Price Index (Source: INDEC)

	2010	2011	2012
Consumer Price index	10.9%	9.5%	10.8%
Accumulated over 3 years ended in	28.0%	30.8%	34.6%

•	Official Argentine Peso / US Dollar Exchange Rate (Source: BCRA)*

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
Argentine Peso / US Dollar Exchange Rate	3.976	4.304	4.918
* Used for foreign transactions (collection and payments) and for accounting purposes in Argentina.

•	Official Argentine Peso / Euro Exchange Rate (Source: Bank of Italy’s - Ufficio Italiano Cambi)

	As of December 31, 2010	As of December 31, 2011	As of December 31, 2012
Argentine Peso / Euro Exchange Rate	5.30994	5.56769	6.48641

We continually monitor the trend of the statistics above in Argentina (including the conclusions reached, from time to time, by the IMF).

3.	Please also tell us your considerations of Argentina’s foreign exchange restrictions on your accounting for your operations in Argentina.

Response:

As described in our response to comment 1, there are certain restrictions on the convertibility of the Argentine peso into Euros, dollars or other more stable currencies.  However, we do not believe that such restrictions, which we have disclosed and for which we will enhance the related disclosure in our future filings as described above, are of the nature that would preclude us from consolidating our operations in Argentina. These restrictions have not resulted in our loss of control of our operations in Argentina.  We believe this conclusion is consistent with the conclusions of other companies using IFRS and US GAAP that have operations in Argentina.

The exchange rates that we use for translation and measurement are consistent with IAS 21 (The effects of changes in foreign exchange rates) and are based on the official exchange rates.

In performing the impairment analysis on the recoverability of our assets in Argentina, consistent with IAS 36 (Impairment of assets), we are using the Argentine Peso for purposes of the evaluation as that is our currency we use for measurement.  The other assumptions we use are likewise based on factors of operating in Argentina.  Accordingly, legal or other types of foreign exchange restrictions will not impact the recoverability of our assets.

*******
Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Rome at 011-39-0636883271; or fax 011-39-0636883338 or our counsel, Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to the undersigned or Mr. Oakes.

Very truly yours,
/s/ piergiorgio peluso
Piergiorgio Peluso
Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell LLP Paolo Caccini Scott Cunningham PricewaterhouseCoopers S.p.A.